Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

July 2, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Charlie Guidry, Staff Attorney

Washington, D.C. 20549

RE:	Sunstock, Inc.
Registration Statement on Form S-1 (Amendment No. 3)
Filed May 21, 2015
File No. 333- 198085

Dear Mr. Guidry:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendments to the S-1/A (filed May 21, 2015) for Sunstock, Inc. (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated June 3, 2015 (the “Comment Letter”) in response to the filing of the Form S-1/A in May 2015. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1/A.

The Business

The Company’s Presence in the Market, page 18

1. In this section, please disclose how you intend to finance your metals trading operation, and, given the need to also finance your retail and hospitality operations, disclose whether you intend to finance all three operations or give priority to one or two.

Response: The Company intends to finance its precious metals trading operation with potential funds raised from equity sales of the Company’s securities, a line of credit from the Company’s CEO and/or other income generated from operations. Currently, the Company intends to give first priority to acquiring additional precious metals followed by acquiring residential properties, hotels and dollar stores. This additional disclosure has been added to this section of the Form S-1/A.

Certain Relationships and Related Transactions, page 28

2. Please show the amounts in paragraphs 3-5 of this section in the Compensation Table on page 27, or tell us why you have not included them.

Response: The Company has included a revised Compensation Table and applicable footnotes in the Form S-1/A to address this comment.

Item 1. Financial Statements, page 30

3. Please update the financial statements and financial information included in the filing to include the required interim periods. Refer to Rules 8-03 and 8-08 of Regulation S-X.

Response: The Company has updated the Form S-1/A to include the financial statements and financial information for the interim period through March 31, 2015.

Notes to Financial Statements

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations, page F-7

4. Reference is made to the first full paragraph on page F-7 which discloses that your operations have been limited to issuing shares of common stock and that you were formed to provide a method for a private company to become a reporting company. This disclosure appears to contradict disclosures throughout the Registration Statement. Please revise or remove this disclosure or explain in detail why it is appropriate.

Response: The Company has revised this paragraph.

Note 10 – Subsequent Events, page F-17

5. We note that in January and February 2015 you invested approximately $220,000 in precious metals. Please disclose your accounting policies for precious metals in the notes to the interim financial statements. Please also tell us why your accounting policies comply with GAAP including, but not limited to, your statements of cash flows classification policy for purchases and sales of precious metals.

Response: The Company has added the following policy footnote in its financial statements:

Inventory – silver: principally includes bullion and bullion coins and are acquired and initially recorded at fair market value. The fair market value of the bullion and bullion coins is comprised of two components: 1) published market values attributable to the costs of the raw precious metal, and 2) a published premium paid at acquisition of the metal. The premium is attributable to the additional value of the product in its finished goods form and the market value attributable solely to the premium may be readily determined, as it is published by multiple reputable sources. The Company’s inventory - silver are subsequently recorded at their fair market values on a quarterly basis. The fair value of the inventory is determined using pricing and data derived from the markets on which the underlying commodities are traded. Precious metals commodities inventory are classified in Level 1 of the valuation hierarchy.

2

Further, we will include the purchases and sales of the precious metals as investing activities in our statement of cash flows to match the nature of the activity in the related account.

6. Reference is made to Note 2 and the Statements of Cash Flows in Form 10-Q for the Quarterly Period Ended March 31, 2015 which states that you classify your investments in marketable securities as trading. In light of the trading designation, please tell us why purchases and proceeds from the sale of marketable securities are properly classified as investing cash flows referencing applicable authoritative literature that supports your classification.

Response: Based on the Company’s review of ASC Topic 230, the Company noted that such activity should have been included in operating activities. Accordingly, such amounts have been reclassified in the financials in the amended registration statement on Form S-1/A.

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel
Anthony A. Patel, Esq.
Cassidy & Associates

3